Exhibit 99.1




                              FOR IMMEDIATE RELEASE



      Investors:                                      Media:
      Emer Reynolds                                   Anita Kawatra
      Ph:  353-1-709-4000                             Ph:  212-407-5755
           800-252-3526                                    800-252-3526



       ELAN COMPLETES THE PURCHASE OF ROYALTY RIGHTS FROM PHARMA MARKETING

DUBLIN, IRELAND, 20 November, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the completion of the purchase of royalty rights in respect of Zonegran(TM), Frova(TM) and Zanaflex(TM) from Pharma Operating Ltd., a wholly owned subsidiary of Pharma Marketing Ltd. ("Pharma Marketing"), for $99.6 million. As a result, no further royalty payments will be made to Pharma Marketing and all of Elan's agreements with Pharma Marketing were terminated. As previously announced, this transaction will result in a charge of $99.6 million in the fourth quarter of 2003.

About Elan
Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.